Exhibit 10.19

SITEL CORPORATION

Summary of James F. Lynch Compensation Arrangements
As of January 1, 2005

Mr. Lynch serves as Chief Executive Officer and President of the company.  He does not have a written employment agreement.  The Compensation Committee and other independent directors determine Mr. Lynch’s base salary, bonus opportunity, other incentives if any, and equity compensation from time to time.

Base Salary:  Mr. Lynch’s annual base salary since July 1, 2004 is $600,000.

Bonus Opportunity:  For 2005, Mr. Lynch is eligible to receive a bonus of up to 90% of his base salary pursuant to the company’s 2005 Management Incentive Plan (the 2005 MIP).  Mr. Lynch’s bonus opportunity is based exclusively on the company achieving the 2005 EPS targets set by the Compensation Committee.  Mr. Lynch would receive no bonus under the plan unless at least the low EPS target is achieved.  At the low EPS target, subject to the other general conditions of the plan, he would receive a bonus of 22.5% of his base salary.  For each additional specified increment in EPS achieved, his bonus would be increased by 7.5 percentage points, up to the maximum bonus opportunity of 90% of his base salary.  This description of the bonus award is subject to the general conditions of the 2005 MIP, which includes for example provisions that participants must remain employed at the time the incentive is to be paid and that the calculated incentive may be reduced based upon a participant’s performance below expectations regarding their individual financial and/or non-financial performance objectives.

Equity Compensation:  Mr. Lynch has options to purchase 500,000 shares of the company’s common stock, pursuant to the 1999 Stock Incentive Plan, as amended (the Incentive Plan).  The Compensation Committee granted these options as to 100,000 shares in 2001 when Mr. Lynch rejoined the company as CEO and as to 400,000 shares in 2002.  The options were granted at the fair market value of the company’s common stock on the date of grant and have a ten-year term.  The options for 100,000 shares have an exercise price of $2.51 per share and become exercisable in five annual installments on each of April 3, 2002, 2003, 2004, 2005 and 2006.  The options for 400,000 shares have an exercise price of $2.765 per share.  Thirty percent (30%) of these options become exercisable in five annual installments on each of March 14, 2003, 2004, 2005, 2006 and 2007.  The remaining seventy percent (70%) of these options become exercisable on March 14, 2009, but are subject to earlier exercise if certain performance goals (an EPS target and a closing stock price target) are met prior to that date.  The performance-accelerated options are non-forfeitable once they become exercisable, which means Mr. Lynch keeps the options after that even if his employment terminates before he exercises the options.  All of the options become exercisable in full upon a change in control of the company if the closing stock price on the effective date of the change in control is at least

$12 per share.  All of the options are subject to earlier exercise or termination and the other terms and provisions of the applicable option agreement and the Incentive Plan.

Other:  Mr. Lynch is eligible to participate in the company’s benefit plans that are offered U.S. exempt employees (within the meaning of the Fair Labor Standards Act) generally. The company pays the premiums under a split-dollar life insurance policy on Mr. Lynch (approximately $70,909 per year).  The company also pays for certain personal benefits (such as country club dues), which in the aggregate have been less than 10% of Mr. Lynch’s salary in each of the past three calendar years.